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                      SECURITIES AND EXCHANGE COMMISSION


                            Washington, D.C.  20549


                                 SCHEDULE 13D


                   Under the Securities Exchange Act of 1934


                                GEV CORPORATION
                               (Name of Issuer)


                              CLASS A COMMON STOCK
                        (Title of Class of Securities)


                                   361591100
                                (CUSIP Number)

                               Donald J. Donahue
                             99 Indian Field Road
                            Greenwich, Connecticut
                                     06830
                                 (203) 869-4111
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)


                               March 19, 1994
             (Date of Event which Requires Filing this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with this statement [x].
























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SCHEDULE 13D

CUSIP No. 361591100

1.  NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Donald J. Donahue

2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
    Not Applicable                 a[ ]
                                   b[ ]
3.  SEC USE ONLY

4.  SOURCE OF FUNDS*
         PF

5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEMS 2(d) OR 2(e)                           [ ]

6.  CITIZENSHIP OR PLACE OF ORGANIZATION
         U.S.

                    7.  SOLE VOTING POWER

                           827,666

 NUMBER OF          8.  SHARED VOTING POWER
  SHARES
BENEFICIALLY               None
 OWNED BY
   EACH             9.  SOLE DISPOSITIVE POWER
 REPORTING
  PERSON                   827,666
   WITH
                   10.  SHARED DISPOSITIVE POWER
                              None

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          827,666

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES*                                         [ ]

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          5.5%

14.  TYPE OF REPORTING PERSON*
          IN

















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Item 1.   Security and Issuer
          This statement on Schedule 13D (the "Statement") relates to the Class A Common Stock, par value $.01 per share (the "Class A Common Stock"), of GEV Corporation (the "Company"). The principal executive offices of the Company are located at 191 Mason Street, Greenwich, Connecticut 06830.
Item 2.   Identity and Background
          (a) The Statement is being filed by Donald J. Donahue.
          (b) The business address of Mr. Donahue is 99 Indian Field Road, Greenwich, Connecticut 06830.
          (c) Mr. Donahue's principal occupation is Chairman of the Board of Magma Copper Company, a copper mining company, the principal executive offices of which are located at 7400 North Oracle Road, Suite 200, Tuscon, Arizona 85704.
          (d) Mr. Donahue has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) during the last five years.
          (e) At no time during the last five years was Mr. Donahue a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
          (f)  Mr. Donahue is a U.S. citizen.











































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Item 3.   Sources and Amounts of Funds or Other Consideration
          Mr. Donahue used his personal funds to purchase from the Company the shares of Class A Common Stock which are the subject of the Statement.
Item 4.   Purpose of Transaction
          Mr. Donahue acquired the shares of Class A Common Stock for investment purposes. Mr. Donahue does not have any present plans or proposals that relate to or would result in any of the actions required to be described in Item 4 of Schedule 13D.
Item 5.   Interest in Securities of the Issuer
          (a) Mr. Donahue beneficially owns the 827,666 shares of Class A Common Stock that he holds. Such shares of Class A Common Stock represent 5.5% of the 15,073,996 issued and outstanding shares of Class A Common Stock.
          (b) Mr. Donahue has the sole power to vote or direct the vote of, and to dispose or direct the disposition of, 827,666 shares of Class A Common Stock.
          (c) On February 18, 1994, the Company circulated a Private Placement Memorandum offering a minimum of 4,000,000 shares and up to a maximum of 8,000,000 shares of Class A Common Stock. The shares were offered only to accredited investors, as defined in the rules of the Securities Act of 1933, as amended, at a price per share of $.25. The offering terminated on February 28, 1994. A minimum purchase of 15,000 shares was required.













































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          Mr. Donahue subscribed for 700,000 shares of Class A Common Stock from the Company in the private placement at the price per share of $.25 and tendered the full purchase price for the shares to the Company on March 19, 1994. Through the private placement, the Company sold an aggregate of 4,410,000 shares of Class A Common Stock for approximately $1,000,000 in net proceeds. Mr. Donahue received 10,666 shares of Class A Common Stock from the Company on March 10, 1994 pursuant to the Company's 1993 Non-Employee Director Stock Plan.
          (d) Not applicable.
          (e) Not applicable.
Item 6. Contracts, Arrangements, Understandings, or Relationships with Respect to Securities of the Issuer.
          None.
Item 7.   Material to be Filed as Exhibits
          None.



















































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Signature
          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

May 3, 1994




                                /s/ Donald J. Donahue